EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2006	2005	2004	2003	2002

Income before provision for income taxes, discontinued operations, extraordinary items, and cumulative effect of accounting change	$ 8,154	$ 8,448	$ 7,977	$ 2,681	$ 3,797
Minority interest	4,038	3,001	2,329	1,562	1,303
Equity in (earnings) loss of unconsolidated businesses	(773)	(686)	(1,690)	(1,273)	1,548
Dividends from unconsolidated businesses	42	2,336	162	198	96
Interest expense	2,349	2,129	2,336	2,741	3,072
Portion of rent expense representing interest	530	511	449	432	391
Amortization of capitalized interest	112	108	104	103	87

Income, as adjusted	$ 14,452	$ 15,847	$ 11,667	$ 6,444	$ 10,294

Fixed charges:
Interest expense	$ 2,349	$ 2,129	$ 2,336	$ 2,741	$ 3,072
Portion of rent expense representing interest	530	511	449	432	391
Capitalized interest	462	352	177	144	185
Preferred stock dividend requirement	2	9	8	12	18

Fixed Charges	$ 3,343	$ 3,001	$ 2,970	$ 3,329	$ 3,666

Ratio of Earnings to Fixed Charges	4.32	5.28	3.93	1.94	2.81